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                                                                    EXHIBIT 99.2


                [WILLIAM M. COBB & ASSOCIATES, INC. LETTERHEAD]


                                January 14, 1999


Mr. Larry Brewer
Sonat Exploration Company
Four Greenway Plaza, 4th Floor
Houston, TX 77046-0402

Dear Mr. Brewer:

In accordance with your request, we have estimated the proved reserves and future income, as of January 1, 1999, attributable to the interest of Sonat Exploration GOM Inc. (Sonat GOM) in certain oil and gas properties located in State and Federal Offshore Waters in the Gulf of Mexico.

Table 1 summarizes our estimates of the proved oil and gas reserves and their pre-Federal Income Tax value undiscounted and discounted at ten percent. Values shown are determined utilizing constant oil and gas prices as specified by Sonat GOM. The discounted present worth of future income values, shown in Table 1 or in other portions of this report, are not intended to necessarily represent an estimate of fair market value.


                                    TABLE 1
                                    -------

                        SONAT GOM NET RESERVES AND VALUE
                             AS OF JANUARY 1, 1999
                                  FLAT PRICING

                                                     FUTURE NET PRE-TAX
                          NET RESERVES                   INCOME - M$
                      -------------------        ------------------------------
                       OIL         GAS                         PRESENT WORTH
RESERVE CATEGORY      (MBBL)      (MMCF)         TOTAL        DISCOUNTED AT 10%
----------------      ------      -------       -------       -----------------
PROVED
 Producing..........   4,900      113,769       209,268            181,675
 Non-Producing......   3,110       40,818        88,802             70,435
 Undeveloped........     570       37,008        62,496             46,147
                       -----      -------       -------            -------
TOTAL PROVED........   8,580      191,595       360,566            298,257

Oil (Condensate) volumes are expressed in thousands of stock tank barrels
(MBBL). A stock tank barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions

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of standard cubic feet (MMCF) as determined at 60 degrees Fahrenheit and the legal pressure base prevailing in the state in which the reserves are located.

Table 2 summarizes the economic parameters specific to each property. These include abandonment costs, fixed operating expenses, transportation and processing fees ($/Mcf and $/Bbl), Btu factors, ownership reversion payout balances (estimated as of January 1, 1999) and evaluated ownership (both before payout and after payout, if applicable).

Figures 1 through 3 are included to highlight various conclusions regarding the Sonat GOM reserves. Figure 1 is a pie chart which shows the distribution of value (present worth discounted at ten percent) by reserve category for the total proved reserves. Figure 2 is a pie chart showing the future net revenue for the proved reserves attributable to both oil and gas. Finally, Figure 3 presents a projection of future net cash flow versus time for each proved reserve category and for the total proved reserves.

A value ranking of the Sonat GOM properties may be found under the tab "Property Ranking." The properties are listed by field in order of decreasing present worth, discounted at ten percent, of the total proved reserves.

DISCUSSION

Two new properties have been added to the Sonat GOM property base through successful exploration efforts since July 1, 1998. Following is a brief description of each of the new properties.

SOUTH TIMBALIER 46 -- Sonat GOM owns a 100 percent working interest in the Sonat #1 well which was drilled offshore Louisiana in November, 1998. Drilled to a total depth of 15,400 feet, the well encountered 102 feet of gas pay in the Big -A- sand at a depth of 14,370 feet. Proved reserves of 9,150 MMCF were assigned to lowest known gas. Production is scheduled to commence in March 1999 with an estimated initial rate of 20 MMCF per day. There is no behind-pipe potential attributed to this wellbore.

SOUTH TIMABLIER 86 -- Sonat GOM owns a 100 percent working interest in the Sonat #1 well which was drilled offshore Louisiana in October, 1998. Drilled to a total depth of 13,626 feet, the well encountered hydrocarbon-bearing sands at depths ranging from 13,100 to 13,500 feet. The well is scheduled to be completed initially in the "BP" sand at a depth of 13,500 feet with proved reserves to lowest known gas of 1,402 MMCF. With net pay of 26 feet, the well is projected to commence production in February 1999 at a rate of five MMCF per day. Behind-pipe reserves of 1,115 MMCF are attributable to the "P-95" sand at 13,100 feet.

OIL AND GAS PRICING

The flat pricing case for future oil and gas prices utilizes constant prices of $10.10/BBL and $1.98/MMBtu, respectively, for all wells. Gas prices are adjusted by property for Btu factor.
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For 1999, average oil and gas prices for the total Sonat GOM proved reserves are projected to be $10.10/BBL of oil and $2.13/MCF of gas, respectively.

OPERATING COSTS

Operating costs for the Sonat GOM properties are based on historical values furnished by Sonat GOM. Future operating costs and capital expenditures are projected at current values with no future escalation.

RESERVE METHODOLOGY

Reserve calculations for the Sonat GOM properties are based on actual production and pressure performance when sufficient historical data is available and applicable. For properties with limited production performance data and those producing under a natural water-drive mechanism, reserves are determined utilizing the volumetric technique. To perform the volumetric calculations, we have analyzed well logs provided by Sonat GOM to determine reservoir properties such as porosity, water saturation, and net pay thickness. Areal extent and reservoir bulk volume are determined from structure and net pay isopach maps provided by Sonat GOM. We have studied the Sonat GOM maps, and in certain instances, we modified the maps based on our interpretation of available well logs. It is noted that reserve volumes calculated using the volumetric technique are generally less reliable than those supported by actual performance trends and, as such, should be considered to contain a higher element of risk.

ECONOMIC PROJECTIONS

Summary economic projections for the Sonat GOM properties may be found under the tab "Summary Tables." These summaries show future net operating revenue before deducting state severance tax and ad valorem tax for the proved reserves. Cash flow is after deducting these taxes, operating costs, and capital costs. Abandonment costs for the offshore properties were provided by Sonat GOM. All economic evaluations are made without consideration of Federal Income Taxes. Detailed projections for each reserve category are presented along with a one line summary by field.

Detailed economic projections are also presented for each individual property. These detailed projections are found behind a tab identifying each property.

Our definition of reserves may be found under the tab "Reserve Definitions." It is similar to and consistent with reserve definitions used throughout the industry.

We have not made any field examination of the Sonat GOM properties. Therefore, operating ability and condition of the production equipment have not been considered. No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any,
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caused by past operating practices. Sonat GOM advised us that they have furnished all of the geological, engineering, economic, and other data required for this analysis.

In evaluating the information at our disposal concerning this appraisal, we have excluded from our consideration all matters as to which legal or accounting interpretation, rather than engineering, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data. Therefore, conclusions necessarily represent only informed professional judgments.

The reserves included in this report are estimates only and should not be construed as being exact quantities. The revenues from such reserves and the actual costs related thereto could be more or less then the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report, and the costs incurred in recovering such reserves, may vary from the price and cost assumptions in this report. In any case, estimates of reserves may increase or decrease as a result of future operations.

Titles to the appraised properties have not been examined by William M. Cobb & Associates, Inc., nor has the actual degree of interest owned been independently confirmed. The data used in our evaluation were obtained from Sonat Exploration GOM Inc. and the nonconfidential files of William M. Cobb & Associates, Inc. and were considered accurate. Basic field performance data, together with our engineering work sheets, are maintained on file in our office.


                                             Very truly yours,

                                             WILLIAM M. COBB & ASSOCIATES, INC.

                                             /s/ LARRY E. TARRANT, P.E.
                                             --------------------------------
                                             Larry E. Tarrant, P.E.
                                             Sr. Reservoir Engineer


                                             /s/ FRANK J. MAREK, P.E.
                                             --------------------------------
                                             Frank J. Marek, P.E.
                                             Vice President


                                             /s/ WILLIAM M. COBB, P.E.
                                             --------------------------------
                                             William M. Cobb, P.E.
                                             President